SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2005

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: February 22, 2005.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA		Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
AT AND AS OF DECEMBER 31, 2004 AND 2003
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

REF		4th QUARTER 2004		4th QUARTER 2003
S	CONCEPTS	Amount	%	Amount	%
1	TOTAL ASSETS	37,982,208	100%	25,166,082	100%

2	CURRENT ASSETS	30,615,984	81%	18,078,370	72%
3	CASH AND SHORT-TERM INVESTMENTS	13,383,229	35%	7,547,915	30%
4	ACCOUNTS RECEIVABLE (NET)	11,298,069	30%	5,713,563	23%
5	OTHER ACCOUNTS RECEIVABLE	1,421,094	4%	1,218,749	5%
6	INVENTORIES	3,697,156	10%	3,295,272	13%
7	OTHER ASSETS	816,436	2%	302,871	1%
8	LONG-TERM ASSETS	812,623	2%	885,554	4%
9	ACCOUNTS RECEIVABLE (NET)	—	0%	—	0%
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	812,623	2%	885,554	4%
11	OTHER	—	0%	—	0%
12	PROPERT, PLANT AND EQUIPMENT	5,247,801	14%	4,172,757	17%
13	PROPERTIES	3,269,843	9%	3,224,068	13%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	368,422	1%	397,521	2%
15	OTHER EQUIPMENT	5,327,749	14%	4,342,891	17%
16	ACCUMULATED DEPRECIATION	3,718,213	10%	3,791,723	15%
17	CONSTRUCTION IN PROGRESS	—	0%	—	0%
18	DEFERRED ASSETS (NET)	760,509	2%	1,432,377	6%
19	OTHER ASSETS	545,291	1%	597,024	2%

20	TOTAL LIABILITIES	30,159,608	100%	18,742,217	100%

21	CURRENT LIABILITIES	24,199,208	80%	14,131,783	75%
22	SUPPLIERS	4,428,442	15%	3,260,035	17%
23	BANK DEBT	—	0%	30,236	0%
24	STOCK MARKET LOANS	1,016,621	3%	736,031	4%
25	PAYABLE TAXES	116,138	0%	312,283	2%
26	OTHER CURRENT LIABILITIES	18,638,007	62%	9,793,198	52%
27	LONG-TERM LIABILITIES	4,386,369	15%	3,250,764	17%
28	BANK DEBT	1,786,369	6%	—	0%
29	STOCK MARKET LOANS	2,600,000	9%	3,248,556	17%
30	OTHER DEBT	—	0%	2,208	0%
31	DEFERRED CREDITS	1,481,678	5%	1,255,585	7%
32	OTHER LIABILITIES	92,353	0%	104,085	1%

33	CONSOLIDATED STOCKHOLDERS ´EQUITY	7,822,600	100%	6,423,865	100%

34	MINORITY STOCKHOLDERS	17,439	0%	45,355	1%
35	MAJORITY STOCKHOLDERS	7,805,161	100%	6,378,510	99%
36	CONTRIBUTED CAPITAL	2,027,063	26%	1,958,560	30%
38	CAPITAL STOCK (NOMINAL)	564,274	7%	552,280	9%
38	CAPITAL STOCK (RESTATEMENT)	163,586	2%	164,580	3%
39	PAID-IN CAPITAL	1,299,203	17%	1,241,700	19%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	5,778,098	74%	4,419,950	69%
42	RETAINED EARNINGS AND CAPITAL RESERVES	8,137,733	104%	7,190,535	112%
43	RESERVE FOR REPURCHASE OF SHARES	521,164	7%	619,788	10%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,797,573)	-61%	(4,592,081)	-71%

45	NET INCOME FOR THE PERIOD	1,916,774	25%	1,201,708	19%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA		Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

REF		4th QUARTER 2004		4th QUARTER 2003
S	CONCEPTS	Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	13,383,229	100%	7,547,915	100%
46	CASH	1,682,659	13%	1,088,689	14%
47	SHORT-TERM INVESTMENTS	11,700,570	87%	6,459,226	86%

18	DEFERRED ASSETS (NET)	760,509	100%	1,432,377	100%
48	CAPITALIZED EXPENSES	—	0%	—	0%
49	GOODWILL	760,509	100%	1,432,377	100%
50	DEFERRED TAXES	—	0%	—	0%
51	OTHER	—	0%	—	0%

21	CURRENT LIABILITIES	24,199,208	100%	14,131,783	100%
52	DENOMINATED IN FOREING CURRENCY	382,031	2%	451,039	3%
53	DENOMINATED IN MEXICAN PESOS	23,817,177	98%	13,680,744	97%

24	STOCK MARKET LOANS	1,016,621	100%	736,031	100%
54	COMMERCIAL PAPER	1,003,056	99%	633,229	86%
55	MEDIUM-TERM NOTES	—	0%	—	0%
56	CURRENT PORTION OF LONG-TERM DEBT	13,565	1%	102,802	14%

26	OTHER CURRENT LIABILITIES	18,638,007	100%	9,793,198	100%
57	INTEREST BEARING CURRENT LIABILITIES	17,506,665	94%	8,735,664	89%
58	NON-INTEREST BEARING CURRENT LIABILITIES	1,131,342	6%	1,057,534	11%

27	LONG-TERM LIABILITIES	4,386,369	100%	3,250,764	100%
59	DENOMINATED IN FOREING CURRENCY	—	0%	3,250,764	100%
60	DENOMINATED IN MEXICAN PESOS	4,386,369	100%	—	0%

29	STOCK MARKET LOANS	2,600,000	100%	3,248,556	100%
61	BONDS	2,600,000	100%	3,248,556	100%
62	MEDIUM-TERM NOTES	—	0%	—	0%

30	OTHER DEBT	—	100%	2,208	100%
63	INTEREST BEARING CURRENT LIABILITIES	—	0%	2,208	100%
64	NON-INTEREST BEARING CURRENT LIABILITIES	—	0%	—	0%

31	DEFERRED CREDITS	1,481,678	100%	1,255,585	100%
65	NEGATIVE GOODWILL	—	0%	1,160	0%
66	DEFERRED TAXES	1,088,117	73%	897,780	72%
67	OTHER	393,561	27%	356,645	28%

32	OTHER LIABILITIES	92,353	100%	104,085	100%
68	RESERVES	92,353	100%	104,085	100%
69	OTHER	—	0%	—	0%

44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,797,573)	100%	(4,592,081)	100%
70	MONETARY POSITION ACCUMULATED EFFECT	—	0%	—	0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,797,573)	100%	(4,592,081)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA		Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

REF		4th QUARTER 2004	4th QUARTER 2003
S	CONCEPTS	Amount	Amount
72	WORKING CAPITAL	6,416,776	3,946,587
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	92,353	104,085
74	EXECUTIVES (*)	154	115
75	EMPLOYEES (*)	27,957	24,213
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	244,825,389	239,621,756
78	REPURCHASED SHARES (*)	5,053,768	5,486,940

(*) THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA		Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO DECEMBER 31, 2004 AND 2003
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

REF		4th QUARTER 2004		4th QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	26,314,655	100%	21,845,442	100%
2	COST OF GOODS SOLD	14,694,786	56%	12,200,488	56%
3	GROSS PROFIT	11,619,869	44%	9,644,954	44%
4	OPERATING EXPENSES	8,729,678	33%	7,068,994	32%
5	OPERATING INCOME	2,890,191	11%	2,575,960	12%
6	COMPREHENSIVE FINANCING RESULT	477,521	2%	527,409	2%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	2,412,670	9%	2,048,551	9%
8	OTHER FINANCIAL OPERATIONS	—	0%	89,455	0%
9	PRE-TAX INCOME	2,412,670	9%	1,959,096	9%
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	568,230	2%	532,805	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,844,440	7%	1,426,291	7%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	72,461	0%	(221,690)	-1%
13	INCOME FROM CONTINUING OPERATIONS	1,916,901	7%	1,204,601	6%
14	DISCONTINUED OPERATIONS	—	0%	—	0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	1,916,901	7%	1,204,601	6%
16	EXTRAORDINARY ITEMS - NET	—	0%	—	0%
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	—	0%	—	0%
18	NET CONSOLIDATED INCOME	1,916,901	7%	1,204,601	6%
19	INCOME OF MINORITY STOCKHOLDERS	127	0%	2,893	0%
20	INCOME OF MAJORITY STOCKHOLDERS	1,916,774	7%	1,201,708	6%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA		Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

REF		4th QUARTER 2004		4th QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	26,314,655	100%	21,845,442	100%
21	DOMESTIC	24,085,170	92%	20,228,728	93%
22	FOREIGN	2,229,485	8%	1,616,714	7%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	199,954	1%	143,964	1%

6	COMPREHENSIVE FINANCING RESULT	477,521	100%	527,409	100%
24	INTEREST EXPENSE	789,297	165%	755,106	143%
25	EXCHANGE LOSS	65,914	14%	213,064	40%
26	INTEREST INCOME	237,941	50%	305,602	58%
27	EXCHANGE GAIN	—	0%	—	0%
28	GAIN ON NET MONETARY POSITION	(139,749)	-29%	(135,159)	-26%

8	OTHER FINANCIAL OPERATIONS	—	100%	89,455	100%
29	OTHER EXPENSES (INCOME) - NET	—	0%	89,455	100%
30	(PROFIT) LOSS ON SALE OF SHARES	—	0%	—	0%
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	—	0%	—	0%

10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	568,230	100%	532,805	100%
32	INCOME TAX	413,245	73%	338,971	64%
33	DEFERRED INCOME TAX	154,985	27%	189,981	36%
34	EMPLOYESS ´STATUTORY PROFIT SHARING	—	0%	3,853	1%
35	DEFERRED EMPLOYESS ´STATUTORY PROFIT SHARING	—	0%	—	0%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

REF		4th QUARTER 2004	4th QUARTER 2003
R	CONCEPTS	Amount	Amount

36	TOTAL SALES	26,314,656	21,845,441
37	NET INCOME FOR THE PERIOD (**)	1,252,258	996,974
38	NET SALES (**)	26,314,655	21,845,442
39	OPERATING INCOME (**)	2,890,191	2,575,960
40	INCOME OF MAJORITY STOCKHOLDERS (**)	1,916,774	1,201,708
41	CONSOLIDATED NET INCOME (**)	1,916,901	1,204,601

(***)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM OCTOBER 1st TO DECEMBER 31, 2004 AND 2003
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

REF		4th QUARTER 2004		4th QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	8,027,907	100%	6,505,109	100%
2	COST OF GOODS SOLD	4,506,547	56%	3,495,990	54%
3	GROSS PROFIT	3,521,360	44%	3,009,119	46%
4	OPERATING EXPENSES	2,653,765	33%	2,146,004	33%
5	OPERATING INCOME	867,595	11%	863,115	13%
6	COMPREHENSIVE FINANCING RESULT	(18,318)	0%	(170,773)	-3%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	885,913	11%	1,033,888	16%
8	OTHER FINANCIAL OPERATIONS	—	0%	89,455	1%
9	PRE-TAX INCOME	885,913	11%	944,433	15%
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	269,792	3%	296,740	5%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	616,121	8%	647,693	10%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	54,961	1%	(218,592)	-3%
13	INCOME FROM CONTINUING OPERATIONS	671,082	8%	429,101	7%
14	DISCONTINUED OPERATIONS	—	0%	—	0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	671,082	8%	429,101	7%
16	EXTRAORDINARY ITEMS - NET	—	0%	—	0%
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	—	0%	—	0%
18	NET CONSOLIDATED INCOME	671,082	8%	429,101	7%
19	INCOME OF MINORITY STOCKHOLDERS	416	0%	1,245	0%
20	INCOME OF MAJORITY STOCKHOLDERS	670,666	8%	427,856	7%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

REF		4th QUARTER 2004		4th QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	8,027,907	100%	6,505,109	100%
21	DOMESTIC	7,300,168	91%	5,976,077	92%
22	FOREIGN	727,739	9%	529,032	8%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	67,990	1%	46,956	1%

6	COMPREHENSIVE FINANCING RESULT	(18,318)	100%	(170,773)	100%
24	INTEREST EXPENSE	132,781	725%	133,351	78%
25	EXCHANGE LOSS	107,343	586%	—	0%
26	INTEREST INCOME	150,390	821%	192,809	113%
27	EXCHANGE GAIN	—	0%	30,366	18%
28	GAIN ON NET MONETARY POSITION	(108,052)	-590%	(80,949)	-47%

8	OTHER FINANCIAL OPERATIONS	—	100%	89,455	100%
29	OTHER EXPENSES (INCOME) - NET	—	0%	89,455	100%
30	(PROFIT) LOSS ON SALE OF SHARES	—	0%	—	0%
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	—	0%	—	0%

10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	269,792	100%	296,740	100%
32	INCOME TAX	175,346	65%	125,722	42%
33	DEFERRED INCOME TAX	94,446	35%	171,018	58%
34	EMPLOYESS ´STATUTORY PROFIT SHARING	—	0%	—	0%
35	DEFERRED EMPLOYESS ´STATUTORY PROFIT SHARING	—	0%	—	0%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO DECEMBER 31, 2004 AND 2003
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

REF		4th QUARTER 2004	4th QUARTER 2003
C	CONCEPTS	Amount	Amount

1	CONSOLIDATED NET INCOME	1,916,901	1,204,601
2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	2,170,786	1,966,709
3	CASH FLOW FROM NET INCOME OF THE YEAR	4,087,687	3,171,310
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	4,457,694	4,309,317
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	8,545,381	7,480,627
6	CASH FLOW FROM EXTERNAL FINANCING	(567,378)	(2,110,491)
7	CASH FLOW FROM INTERNAL FINANCING	(52,048)	(364,900)
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(619,426)	(2,475,391)
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(2,090,641)	(1,316,541)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,835,314	3,688,695
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,547,915	3,859,220
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,383,229	7,547,915

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO DECEMBER 31, 2004 AND 2003
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

REF		4th QUARTER 2004	4th QUARTER 2003
C	CONCEPTS	Amount	Amount

2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	2,170,786	1,966,709
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	1,221,416	1,053,203
14	INCREASE (DECREASE) IN IN PENSION FUND AND SENIORITY PREMIUM RESERVE	18,601	17,467
15	EXCHANGE (GAIN) LOSSES	—	—
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES	—	—
17	OTHER ITEMS	780,667	484,369
17	OTHER ITEMS THAT DOESN ´T HAVE TO DO WITH EBITDA	150,102	411,670

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	4,457,694	4,309,317
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(6,365,173)	(2,606,403)
19	(INCREASE) DECREASE IN INVENTORIES	(422,040)	(37,959)
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	(823,738)	(936,164)
21	INCREASE (DECREASE) IN SUPPLIERS	1,168,408	206,423
22	INCREASE (DECREASE) IN OTHER LIABILITIES	10,900,237	7,683,420

6	CASH FLOW FROM EXTERNAL FINANCING	(567,378)	(2,110,491)
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	280,590	(940,417)
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	(659,135)	(801,794)
25	DIVIDENDS RECEIVED	—	—
26	OTHER FINANCING	(74,254)	45,481
27	( - ) BANK DEBT AMORTIZATION	—	—
28	( - ) STOCK MARKET LOANS AMORTIZATION	—	—
29	( - ) OTHER FINANCING	(114,579)	(413,761)

7	CASH FLOW FROM INTERNAL FINANCING	(52,048)	(364,900)
30	INCREASE (DECREASE) IN CAPITAL STOCK	11,000	943
31	PAID DIVIDENDS	(254,511)	(198,099)
32	PAID-IN CAPITAL	191,463	(167,744)
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES	—	—

9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(2,090,641)	(1,316,541)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(6,990)	(203,115)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,083,651)	(1,113,426)
36	INCREASE IN CONSTRUCTION IN PROGRESS	—	—
37	SALE OF PERMANENT INVESTMENTS	—	—
38	SALE OF FIXED ASSETS	—	—
39	OTHER ITEMS	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF
P	CONCEPTS	4th QUARTER 2004		4th QUARTER 2003
	YIELD
1	NET INCOME TO NET SALES	7.28%		5.51%
2	NET INCOME TO STOCKHOLDERS ´EQUITY (**)	24.56%		18.84%
3	NET INCOME TO TOTAL ASSETS (**)	5.05%		4.79%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.18%		218.09%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION	7.29%		11.22%

	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	0.69	times	0.87	times
7	NET SALES TO FIXED ASSETS (**)	5.01	times	5.24	times
8	INVENTORY TURNAROUND (**)	3.97	times	3.70	times
9	RECEIVABLES TURNAROUND	134	days	82	days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)	3.45%		5.92%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	79.40%		74.47%
12	TOTAL LIABILITIES TO STOCKHOLDERS ´EQUITY	3.86	times	2.92	times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS	1.27%		19.75%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	83.58%		77.90%
15	OPERATING INCOME TO INTEREST EXPENSE	3.66	times	3.41	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.87	times	1.17	times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.27	times	1.28	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.11	times	1.05	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.02	times	0.96	times
20	CASH TO CURRENT LIABILITIES	55.30%		53.41%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	15.53%		14.52%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	16.94%		19.73%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	10.83	times	9.91	times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	91.60%		85.26%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	8.40%		14.74%
26	ACQUISITION OF PROPERTY, PLANTA AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	99.67%		84.57%

(**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF
P	CONCEPTS	4th QUARTER 2004		4th QUARTER 2003
1	BASIC EARNINGS PER COMMON SHARE (**)	8.06		5.03
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNNGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	8.06		5.03
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	—		—
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	—		—
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	31.88		26.62
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	1.07		0.83
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	3.01	times	2.24	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	12.85	times	11.82	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

(**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Grupo Elektra Announces Record Net Income of Ps. 671 Million for 4Q04, up 57% YoY, and Ps. 1.9 Billion in 2004, up 60% YoY.

— Record EBITDA of Ps. 1.3 Billion for 4Q04, up 21% YoY, and Ps. 4.1 Billion for 2004, up 13% YoY —

— Banco Azteca’s Customer Deposits Grew 13% QoQ to Ps. 17.4 Billion and Gross Credit Portfolio Increased 19% QoQ to Ps. 11.3 Billion —

Highlights

Grupo Elektra’s consolidated EBITDA reached Ps. 1.3 billion in 4Q04, a 21.4% YoY increase from Ps. 1.0 billion in 4Q03, and a record for a fourth quarter. For 2004, EBITDA was Ps. 4.1 billion, a 13.1% YoY increase from Ps. 3.6 billion in 2003.

Consolidated revenues increased 23.4% YoY from Ps. 6.5 billion in 4Q03 to Ps. 8.0 billion in 4Q04 and 20.5% YoY from Ps. 21.8 billion in 2003 to Ps. 26.3 billion in 2004, due to a good performance of our store formats, an outstanding turnaround of our operations in Latin America, better-than-expected performance of our bank operations, and very encouraging results from our two newest businesses: Afore Azteca and Seguros Azteca.

Merchandise sales for 4Q04 rose 7.4% YoY to Ps. 5.2 billion from Ps. 4.8 billion in 4Q03. For 2004, merchandise sales increased 10.6% YoY, from Ps. 15.9 billion to Ps. 17.7 billion. In both cases, these increases result from our new, remodeled and relocated stores; new products and services offered in our stores; our effective and competitive promotional strategies implemented during the holiday season and throughout the year; and longer credit payment terms, amongst other.

Banco Azteca’s customer deposits grew 12.9% QoQ to Ps. 17.4 billion from Ps. 15.4 billion in 3Q04. Our deposits continue to fully fund our gross credit portfolio of Ps. 11.3 billion in 4Q04, which was up 19.4% QoQ from Ps. 9.5 billion in 3Q04.

On October 20, Grupo Elektra together with Banco Azteca launched the Empresario Azteca program and the Asociación del Empresario Azteca to finance and assist potential entrepreneurs in starting up or expanding small businesses.

Financial Highlights:

Mexico City, February 16, 2005 — Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s leading leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the fourth quarter and full year of 2004.

Javier Sarro, CEO of Grupo Elektra said, “Congratulations go to all of our talented employees from both our retail and financial divisions for delivering double-digit revenue and EBITDA growth for the year and for an excellent job in meeting our customers’ needs. Our store improvements and expansions throughout all our formats with added goods and services are a sound foundation for growth in 2005. We are bullish on 2005 as we continue to deliver valued-added merchandise and financial products and services to the vast majority of the population in Mexico and other Latin American countries where we operate.”

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

We have a lot to celebrate in our second anniversary, said Carlos Septién, CEO of Banco Azteca. “It has been two years of intense effort that has yielded concrete results. Not only have we greatly expanded our product offering, but also our customer base and the number of bank branches to serve them. We send our warmest thanks to all of our employees that are making the dream of bringing quality services to a once “unbankable” segment of the population. We look forward to repeating this success in 2005.” Mr. Septién concluded.

Rodrigo Pliego, Grupo Elektra’s Chief Financial Officer, commented “Our results during the past year clearly demonstrate our efforts to improve profitability. Early on 2004, we took a major step in calling our Senior Notes issued in US dollars and refinancing them with peso debt. The savings in financial expenses is clear, as are the results of our store expansion program. For 2005, we will continue improving our operating leverage, and expect the results to be evident in our EBITDA for the year.”

4Q04 and 2004 Financial Highlights

Consolidated Revenues

Total consolidated revenues increased 23.4% YoY from Ps. 6.5 billion in 4Q03 to Ps. 8.0 billion in 4Q04, the highest level reached in a fourth quarter. This result is explained by a solid 74.4% increase YoY in financial revenues from Banco Azteca, from Ps. 1.2 billion in 4Q03 to Ps. 2.1 billion in 4Q04; continued growth of merchandise sales, which increased 7.4% YoY from Ps. 4.8 billion in 4Q03 to Ps. 5.2 billion in 4Q04; and a 12.6% YoY growth in money transfer revenues from Ps. 210.1 million in 4Q03 to Ps. 236.6 million in 4Q04.

Merchandise sales growth was consistent across Elektra and Bodega de Remates formats, with YoY increases of 9.5% and 2.0%, respectively; and a 6.8% decrease in the Salinas y Rocha format due to stores closed over the year. Growth was buoyed by new, relocated and remodeled stores; the addition of new merchandise including motorcycles, scooters and mopeds; LCD, HDTV and plasma televisions; and cellulars with PDA technology; as well as our Empresario Azteca program. In addition, our newest store format Elektricity is starting to show encouraging results. Finally, we are also reaping the benefits of our continued aggressive pricing and promotional strategies, and our door-to-door sales initiative.

Increases in Banco Azteca’s financial income are largely due to greater credit availability and streamlined processing of credit applications at our stores and other channels; higher limits on personal loans; longer credit terms for our weekly payments credit programs: and the success of our mobile sales force (Comercializadora) in attracting new customers.

Lastly, other income includes Milenia, our extended warranties services; and revenues from Afore Azteca and Seguros Azteca. In this revenue line, the 114.3% YoY increase is explained by very encouraging results registered from our two newest business units.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Total consolidated revenues for 2004 increased 20.5% YoY to Ps. 26.3 billion from Ps. 21.8 billion in 2003. Merchandise sales for the year grew 10.6% to Ps. 17.7 billion from Ps. 16.0 billion in 2003 as revenue from our store formats Elektra, Salinas y Rocha and Bodega de Remates grew YoY 11.7%, 1.8% and 7.6%, respectively. Revenues from Banco Azteca increased 111.6% YoY to Ps. 6.9 billion from Ps. 3.3 billion in 2003. Money transfer revenues grew 20.1% YoY, from Ps. 743.1 million in 2003 to Ps. 892.5 million in 2004. Lastly, other income revenues decreased 55.0% YoY to Ps. 835.6 million from Ps. 1.9 billion in 2003. The decrease is due to the fact that at the end of 2003, there was still a balance left from our credit operations granted before October 30, 2002, thus making the base of comparison higher when compared to 2004.

EBITDA and Operating Profit

Consolidated EBITDA was a record for a fourth quarter as it increased 21.4% YoY, from Ps. 1.1 billion in 4Q03 to Ps. 1.3 billion in 4Q04. EBITDA growth is largely attributable to increased consolidated revenues and gross profit, despite a 15.3% increase YoY in selling, general and administrative expenses. The increase in operating expenses was mainly a result of the compensation based on contribution of our sales force, collections personnel, cashiers, credit executives and all employees with a direct interaction with clients, the amortization of preoperative expenses during the quarter from our two new businesses units, Afore Azteca and Seguros Azteca, hiring and training of new employees for our new stores and financial division business units, our door-to-door sales force for retailing, the mobile sales force of the financial division, and expenses associated with our store and bank branch expansion program. This is reflected in the 15.6% YoY increase in headcount, from 24,328 employees at the end of 4Q03 to 28,121 employees in 4Q04.

Operating income increased by 0.5% YoY as depreciation and amortization expenses increased 92.3% YoY. This increase is attributable to the growth in fixed assets in both the retail and financial division due to our expansion, remodeling and relocation plans.

Consolidated EBITDA for 2004 was also a record high at Ps. 4.1 billion, 13.1% above the Ps. 3.6 billion of 2003. Notwithstanding an increase in operating expenses of 24.8% YoY, from Ps. 6.0 billion to Ps. 7.5 billion in 2004, operating income grew 12.2% YoY YoY to Ps. 2.9 billion from Ps. 2.6 billion in 2003. Depreciation and amortization expenses increased 16.0% over the same period due to equipment purchased for our new and remodeled or relocated stores and our new bank branches opened YoY.

Net Income

Our solid operating performance, coupled with a 63.0% YoY decrease in the comprehensive cost of financing, as well as a Ps. 55.0 million gain from our equity participation in Comunicaciones Avanzadas, led to record net income of Ps. 670.7 million in 4Q04, 56.8% higher than the Ps. 427.9 million net income of 4Q03.

Consolidated record net profit for the full year was Ps. 1.9 billion, 59.5% YoY higher than the net profit reported in 2003 of Ps. 1.2 million. Our participation in Comunicaciones Avanzadas resulted in a gain of Ps. 72.5 million in 2004.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Retail Division Highlights

During 2004, Grupo Elektra opened 100 new Elektra stores in Mexico, 11 new Elektra stores in Latin America, and relocated or remodeled another 53 Elektra stores in Mexico, Guatemala and Honduras. Also through the year, we closed 12 Salinas y Rocha stores and 5 Bodega de Remates stores that did not meet our profitability standards.

In addition, during the quarter we operated 34 stores under our new Elektricity store fromat, which targets a higher income segment of the population than previously served by Grupo Elektra by offering high-tech electronics and other brands not currently offered in our other store formats.

Furthermore, our Latin American operations (Guatemala, Honduras and Peru) continue showing excellent results. During the 4Q04, revenues and gross profits in this region registered YoY increases of 47.3% and 35.2%, respectively. For 2004, revenues and gross profit grew by 47.8% and by 43.1% YoY, respectively.

Finally, during the fourth quarter, Grupo Elektra launched the Empresario Azteca program and the Asociación del Empresario Azteca program and the Asociación del Empresario Azteca in conjunction with Banco Azteca to finance, assist and help entrepreneurs who are looking to start up or to expand small businesses. This program and its association aim to help strengthen Mexico’s economic growth by nurturing small businesses throughout the country. Empresario Azteca is comprised of three pillars:

1.- The financing of working capital needs and equipment purchases through Banco Azteca;

2.- The procurement capabilities and extensive store network of Grupo Elektra; and

3.- The Asociación del Empresario Azteca to provide support, assistance and consulting to all its members.

Other highlights in the Retail Division include:

Dinero Express, our intra-Mexico electronic money transfer business, continues with excellent results from its successful marketing efforts. These are reflected in an increase in revenues of 24.3% YoY to Ps. 109.3 million in the 4Q04 from Ps. 87.9 million in the 4Q03. Also during the quarter, we transferred the equivalent of Ps. 1.6 billion through 1.4 billion transactions, representing YoY increases of 47.2% and 37.3%, respectively. For the year, revenues increased 29.6% to Ps. 388.6 million from Ps. 299.8 million in 2003. This result was led by increases in the amount transferred and number of transactions of 43.5% and 35.1% YoY, respectively.

Revenues from our agency relationship with Western Union increased 4.1% YoY to Ps. 127.3 million in the 4Q04 from Ps. 122.3 million in the 4Q03. Revenues were boosted by a 28.2% growth in the number of transfers and by a 41.9% growth in the amount transferred. We have further strengthened our relationship with Western Union and now offer electronic money transfer service from Mexico to the US and the rest of the world. For the year, revenues increased 13.7% to Ps. 504.0 million from Ps. 443.3 million in 2003. During the same period, the amount transferred and the number of transactions increased by 42.1% and by 28.0%, respectively.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Banco Azteca

On October 30, 2004, Banco Azteca celebrated two years of offering banking products and services to the vast majority of the Mexican Mexican population, as well as outstanding results beyond our expectations in many areas. The synergies created between the retail and financial divisions have made Banco Azteca the fastest growing bank in Mexico.

For 4Q04, Banco Azteca reported net income of Ps. 36.0 million, 67.6% lower than the net income of Ps. 111.0 million for 4Q03. The 74.4% YoY increase in financial revenues was offset by interest expense on deposits and funding, loan-loss provisions, and operating expenses.

In addition, Banco Azteca launched “Comercializadora” or mobile sales force that has the mandate to attract new customers and companies for Banco Azteca and also provides services to Seguros Azteca and Afore Azteca.

During 4Q04, Grupo Elektra made a Ps. 410.0 million infusion into Banco Azteca, which shareholder’s equity reached Ps.1,046.0 million. This is attributable to the excellent performance and growth achieved by Banco Azteca, above expectations.

As of December 31, 2004, the estimated capitalization index of Banco Azteca was 11.2%, compared to 10.9% on September 30, 2004, and 11.3% on December 31, 2003. All the figures exceed the 8.0% minimum capitalization index required by Mexican regulators.

For 4Q04, the average funding cost of Banco Azteca was 3.8%, 30 basis points higher when compared to the average funding mix registered in 3Q04, and 60 basis points above the cost reported in 4Q03. The YoY increase in the funding cost is explained by the 2.3 times growth of deposits in Inversion Azteca from Ps. 5.0 billion in 2003 to Ps. 11.8 billion in 2004.

Credimax Consumo (Consumer Loans) and Credimax Efectivo (Personal Cash Loans) Combined Credit Portfolio.

As of December 31, 2004, Credimax Consumo and Credimax Efectivo continued to be our two main financing products as they accounted for 72.3% of our total gross loan portfolio. During the quarter we launched the student loan product for undergraduate studies at the Universidad ICEL (Credimax Estudiantil) and Credimax Empresario Azteca in connection with the launching of Empresario Azteca. Going forward, we will continue pilot-testing different credit products and cautiously analyzing the risks associated with them in our efforts to continue expanding our array of credit products for our customers.

At the end of 4Q04, we had a total of 4.1 million active accounts, representing a 13.9% QoQ increase from the 3.6 million accounts in 3Q04 and a 36.7% YoY increase over the same period of last year. The gross loan portfolio increased 19.4% QoQ, reaching Ps. 11.3 billion from Ps. 9.5 billion at the end of 3Q04. Our gross credit portfolio grew 100.9% YoY from Ps. 5.6 billion in 4Q03. The average term of the combined credit portfolio at the end of the 4Q04, was 54 weeks, representing an increase of 3 weeks when compared to 4Q03 and flat when compared to 3Q04. Personal loans represented 16.4% of the gross credit portfolio at the end of 4Q04, showing 70 basis points decrease when compared to 17.1% at the end of 3Q04. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, about 98% as of December 31, 2004.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits).

Net deposits increased 12.9% QoQ, from Ps. 15.4 billion in 3Q04 to Ps. 17.4 billion in 4Q04, and they increased 100.2% YoY the net deposits of 4Q03. Over the quarter, the total number of accounts rose by approximately 600,000 to 5.6 million.

Afore Azteca

For 4Q04, Afore Azteca reported a net loss of Ps. 24.2 million from a net income of Ps. 3.2 million for 4Q03. YoY, net income for 2004 increased to Ps. 11.0 million from a net loss of Ps. 10.0 million registered in 2003. This result is mainly attributable to the amortization of Ps. 29.0 million of preoperating expenses during the quarter. On a proforma basis, excluding the amortization of these expenses, Afore Azteca would have registered a net income of Ps. 5.0 million during 4Q04, and Ps. 40.0 million during 2004

As of December 31, 2004, Siefore Azteca reached Ps. 2.7 billion in net assets under management, a 31.9% increase over the previous quarter, and yielded a 7.65% return in the 4Q04, 71 basis points above the average rate of the industry of 6.94% and 41 basis points above the previous quarter.

The number of affiliates reached 79,500 and the number of assignees was 743,000, both as of December 31, 2004. YoY, the affiliate base increased 84.3% mainly because of transfers among the Afore system in Mexico and by the CONSAR (National Commission of the Retirement Fund System) that took place during the year. These new affiliates were distributed among the three Afores of the system that charge the lowest commissions.

New regulation in the Afore business related to the affiliate base was approved at the end of 2004. Starting 2005, an affiliate can move to a cheaper Afore at any time he or she wants but if he or she wants to move to a more expensive one, he or she has to wait at least one year as it was restricted for everybody in the former law. This new criteria applies for both workers assigned by Banco de Mexico and transfers among the Afore system. Afore Aztea is ranked as the second most affordable Afore in the system and both, this new law and our “Comercializadora” mobile-sale force initiative, will enhance the opportunity to increase our affiliate base.

Seguros Azteca

During the fourth quarter, Seguros Azteca showed a strong performance, as about 75% of customers acquired term life insurance along with either a consumer or personal loan from Banco Azteca. As a result of this success, we increased the weekly premiums up to Ps. 15 and Ps. 20 to acquire a Vidamax life insurance policy, thus increasing the benefit for customers in case of natural or accidental death. Finally, also during the quarter, Seguros Azteca started to pilot-test its Vidamax life insurance policy on financed purchases of mobile phone products sold at our stores.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

For 4Q04, Seguros Azteca recorded positive net income for the third quarter in a row, with Ps. 4.5 million, reaching Ps. 9.0 million for 2004. Net income for 4Q04 was 52.2% lower than the Ps. 6.8 million from the previous quarter. This is largely attributable to the amortization of Ps. 28.0 million of preoperating expenses during the quarter. On a proforma basis, excluding the amortization of these expenses, Seguros Azteca would have registered a net income of Ps. 32.5 million during 4Q04, and Ps. 36.0 million for 2004.

Seguros Azteca will continue pilot testing other insurance products in line with the products and services offered by Banco Azteca.

Financial Condition (Consolidated Balance Sheet)

To continue maintaining clarity in regards to our consolidated balance sheet, in the following we discuss certain items included on a separated basis.

Total cash and cash equivalents rose to Ps. 13.4 billion in 4Q04 from Ps. 7.5 billion in 4Q03, comprised of Ps. 4.6 billion from the retail division and Ps. 8.8 billion from Banco Azteca. The retail division cash and equivalents registered an increase of 10.0% YoY when compared to 4Q03. Cash and equivalents from the Financial Division increased 160% or by Ps. 5.4 billion over the same period a year ago.

Banco Azteca’s gross credit portfolio increased 100.9% YoY to Ps. 11.3 billion in 4Q04 from Ps. 5.6 billion at the end of 4Q03. The retail division’s customer accounts receivables, now comprised only from our credit operations in Latin America, is starting to show encouraging results as they increased 36.8% YoY to Ps. 568.4 million in 4Q04 from Ps. 415.5 million in 4Q03.

At the end of 4Q04, total debt with cost at the retail division was Ps. 3.7 billion, 7.9% lower when compared to Ps. 4.0 billion at the end of 4Q03, and 4.2% lower when compared to Ps. 3.9 billion of 3Q04. Net debt at the retail division decreased YoY, from negative Ps. 138.1 million in 4Q03 to negative Ps. 868.9 million in 4Q04.

For 4Q04, total net deposits for Banco Azteca increased 12.9% QoQ to Ps. 17.4 billion from Ps. 15.4 billion at the end of 3Q04. Year-over-year, deposits increased 100.2% from Ps. 8.7 billion in 4Q03.

Consolidated equity grew 31.4% YoY, from Ps. 6.4 billion in 4Q03 to Ps. 8.4 billion in 4Q04, largely as a result of the 57.0% YoY increase in net income.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.

We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

NOTE 1 — COMPANY OPERATIONS:

The main activity of Grupo Elektra, S. A. de C. V. (“Grupo Elektra”) and its subsidiaries (the Company) is the sale of consumer electronics, major appliances, household furniture, telephones and computers, through a chain of 873 stores in Mexico and 74 in Guatemala, Peru and Honduras. The Company operates three store formats: Elektra, Salinas y Rocha and Bodega de Remates.

Additionally, the Company offers a series of financial products and services, the most important of which are granting of personal and consumer loans, receiving deposits and savings and investment accountants, as well as money transfer services from the United States to Mexico and within Mexico.

On July 18, 2003, Grupo Elektra acquired in US$2.8 million (Ps32,017) all the outstanding shares of CIGNA Seguros, S. A., which was renamed Seguros Azteca, S. A. de C. V. (Seguros Azteca), and will offer life, accident and health insurance to the Company’s customers. The purchase did not include any insurance portfolio or any liabilities. Grupo Elektra received the approval from the Ministry of Finance and Public Credit (MFPC) to operate Seguros Azteca in October 2003.

In March 2003, Grupo Elektra received from the Retirement Savings System National Commission the approval to operate a Retirement Fund Manager named Afore Azteca, S. A. de C. V. (Afore Azteca), which began operations in July 2003. At September 30, 2004 the assets and liabilities of Afore Azteca were not significant.

Prior to BAZ had started operations, the subsidiary Elektrafin Comercial, S. A. de C. V. (Elektrafin) granted financing to the Company’s customers to acquire merchandise at the Elektra and Salinas y Rocha stores. In December 2003 Elektrafin was merged with and into Elektra.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of BAZ, included in the accompanying consolidated financial statements, have been prepared in accordance with the accounting rules and practices issued by the Commission which, in the case of BAZ, are the same as the Generally Accepted Accounting Principles in Mexico (Mexican GAAP).

Following is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation

The consolidated financial statements and the notes thereto have been prepared in conformity with Mexican GAAP and are expressed in constant pesos of purchasing power as of September 30, 2004, in accordance with the following policies:

Inventory and cost of sales are restated by the replacement cost method.

Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of stockholders’ equity are restated by applying factors derived from the National Consumer Price Index (NCPI).

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

The gain on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

The loss from holding nonmone-tary assets represents the amount by which nonmone-tary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders’ equity under the caption “loss from holding nonmonetary assets”.

The NCPI used to recognize the effects of inflation in the financial statements was 110.602 and 105.257 as of September 30, 2004 and 2003, respectively.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Marketable securities

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

The marketable securities of BAZ are represented by securities to negotiate, which are initially recorded at acquisition cost plus interest earned computed by the straight line method and recorded in the statement of income on the same basis.

Securities to negotiate are expressed at their net realizable value, taking into account their estimated market value, determined on the basis of price vectors processed and published by an expert authorized by the Commission.

The other marketable securities of Elektra and Grupo Elektra are represented by highly liquid debt and equity securities, bonds and government securities denominated in pesos and U.S. dollars.

d. Loan portfolio

The loan portfolio is represented by the amounts effectively granted to the customers plus interest earned on a straight-line basis not collected and less interest received in advance and the allowance for doubtful accounts.

Credits are considered past due for the unamortized balance, when no interest or installment payments have been received within the following terms:

- Credits with one single payment of principal and interest at maturity, 30 days past due.

- Credits with one single payment of principal and periodic interest payments, 90 or more days past due interest payment, or 30 or more days past due principal.

- Credits with partial payments of principal and interest, 90 days or more past due.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

- Revolving credits, after two consecutive monthly billing periods, or 60 or more days past due.

e. Allowance for doubtful accounts

BAZ applies the methodology issued by the Commission and the MFPC to determine the allowance for doubtful accounts for each type of credit. Such methodology mainly consist on separate the loan portfolio in accordance with the number of interest past due payments and, based on this, apply a percentage to determine the related allowance.

The Company has recorded additional reserves, based on Elektrafin’s historical experience, that represents the Company’s best estimate of losses derived from accounts receivable. The computation of these additional reserves was realized following the methodology utilized by Elektrafin before BAZ started operations, which consisted of increasing the allowance by an amount equal to five percent applied to the cash price of the merchandise sold, plus the mark-up less the down payment, if any.

f. Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value.

g. Property, furniture, equipment and investment in stores

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the opening of stores, and is restated as mentioned in Note 2a.

Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company’s fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

h. Investments in shares

The investment in CASA is accounted for by the equity method. The equity in the results of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income.

Other investments in non-marketable equity securities in which the Company’s interest is less than 10% are stated originally at cost, and restated as mentioned in Note 2a.

i. Goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) are amortized over twenty years and are restated as mentioned in Note 2a.

j. Deposits

The liabilities of BAZ for this concept are comprised by deposits, which are represented by savings and investment accounts.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

These liabilities are recorded at cost plus interest earned at the end of each month, which are recorded in the results of the year on a straight-line basis.

k. Income tax and employees’ statutory profit sharing

The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

Deferred employees’ statutory profit sharing is determined considering the non recurring temporary differences between the income before taxes and the income determined under de income tax law.

l. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the Company’s subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees’ years of service, which the Company estimates to be an average of 25 years, and on remuneration at retirement.

Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and intangible assets, including goodwill on the basis if the future cash flows of its two cash generating units (commercial and credit). If the book value of the assets is higher than the discounted value, an impairment is recognized. This procedure is in accordance with Statement C-15 “Impairment of Long-lived Assets and their Disposal”, issued by the Mexican Institute of Public Accountants in March 2003. As a result of the inproductivity of a portion of the goodwill and of the investment in shares, the Company’s management is considering to recognize a loss of $724,859.

n. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

The assets and liabilities (monetary and nonmonetary), as well as the income and expenses, of the subsidiaries in Guatemala, Honduras and Peru are restated by applying inflation factors of the respective country and subsequently are translated at the exchange rate in effect on the balance sheet date.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

o. Earnings per share

Earnings per share is computed, by dividing the consolidated net income by the weighted average number of shares. The effect of stock options granted to the Company’s employees on earnings per share did not have a material effect on the calculation of diluted earnings per share.

p. Derivative financial instruments

The transactions with derivative financial instruments are recognized on the balance sheet as assets or liabilities at its fair value at end of the each year.

Any resulting gain or loss is recorded in paid-in capital because these transactions are carried out with the Company’s own shares. Interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in the results of the year in which they accrue.

The valuation of interest rate future transactions at the end of the year entered by BAZ are shown in the balance sheet net of primary position whose risk are being covered.

The Company decided to adopt on anticipated basis the guidelines established by the statement C-10 “Financial derivative instruments instruments and hedge transactions”. This statement establishes, that the resulting gains and losses on this type of instruments have to be included in the result of the year. Consequently, the Company recognized a gain of $732.241.

q. Comprehensive income

Comprehensive income includes the net income of the year plus any items which, according to other statements, are required to be recorded directly in stockholders’ equity, and are not capital contributions, reductions or disbursements.

r. Revenue recognition

The Company recognizes revenue on the accrual basis when goods are delivered to customers.

Interest and installment sales mark-up are credited to income on the straight-line basis over the life of the respective installment contracts, however the interest recognition are stopped in the case of credits past due. For the interest earned on a straight-line basis not collected of the credits past due are created an allowance for that amount. Revenues from penalty interest are recorded as collected.

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra and SyR stores plus a share of foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded as services are provided.

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

s. Presentation of revenues and costs

In order to allow for better matching of revenues with the costs needed to produce them, revenues include income resulting

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

from the sale of merchandise and accrued mark-up, stated interest and penalty interest, less the monetary loss on receivables.

Costs includes the cost of merchandise sold, the allowance for doubtful accounts and the cost of financing the installment sales program, less the monetary gain on financing of receivables.

(*) In January 1996, Elektra entered into a ten-year Exclusive Services Agreement with Western Union for the transfer of money from the United States to Mexico, under which Elektra will receive US$14.2 million annually over ten years. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the shares of three consolidated subsidiaries of Grupo Elektra. Each year, the escrow sells a portion of the shares equivalent to US$14.2 million, which are paid annually to Elektra for the exclusive services.

t. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

u. Reclassifications

Certain prior period amounts have been reclassified in order to conform to the current presentation.

v. Reconciliation between net income and EBITDA

	4Q04	4Q03	2004	2003
Reported net income	670.7	427.9	1,916.8	1,201.7

Add (substract) the following items:
Minority interest	0.4	1.2	0.1	2.9
Extraordinary item	—	—	—	—
Equity in (income) loss of affiliated companies	(55.0)	218.6	(72.5)	221.7
Tax provision	269.8	296.7	568.2	532.8
Comprehensive financing cost	(18.3)	(81.3)	477.5	616.9
Depreciation and amortization	448.5	233.2	1,221.4	1,053.2
Monetary loss recorded on revenues	(5.9)	(6.3)	(5.9)	27.9
Monetary gain recorded on cost	2.0	(9.2)	—	(28.1)

	641.5	653.0	2,188.9	2,427.3

EBITDA	1,312.1	1,080.9	4,105.7	3,629.0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)

ANNEX 3

					TOTAL AMOUNT
	NAME OF THE	MAIN	NUMBER	% OF	Acquisition	Current
	COMPANY	ACTIVITIES	OF SHARES	OWNWERSHIP	Cost	Value

ASSOCIATED COMPANIES

1	COMUNICACIONES AVANZADAS,
	S.A. DE C.V.	HOLDING COMPANY	371,853	35.84	260,538	627,160
2	TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	56,806
3	GRUPO EMPRESARIAL ELEKTRA,
	S.A. DE C.V.	HOLDING COMPANY	499	0.01	50	46,978
4	SOLUCIONES EMPRESARIALES	COMMISSION AND	49,800	99.60	99,138	6,990
	DE NEGOCIOS, S.A. DE C.V.	MERCANTIL SERVICES		—
5	OTHER COMPANIES	TWENTY	1	—	18,121	74,689

TOTAL INVESTMENT IN ASSOCIATED COMPANIES					385,370	812,623

OTHER PERMANENT INVESTMENTS						—

TOTAL						812,623

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

UNSECURED DEBT

BANCO DE MEXICO, S.A.	5/30/2009	8.29	—	1,786,369

TOTAL			—	1,786,369	—	—	—	—	—	—

STOCK MARKET DEBT

STOCK MARKET CERTIFICATES	3/2/2005	11.23	400,000

STOCK MARKET CERTIFICATES	5/19/2005	11.20	600,000

NACIONAL FINANCIERA, S.N.C.	3/9/2012	10.94		2,600,000

ACCRUED INTEREST			16,621

TOTAL			1,016,621	2,600,000	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest	Until	More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
FACTORING			890,185
SONY DE MEXICO, S.A. DE C.V.			529,755
PANASONIC DE MEXICO, S.A. DE C.V.			371,336
WHIRLPOOL MEXICO, S.A. DE C.V.			344,952
L.G. ELECTRONICS MEXICO, S.A. DE C.V.			279,171
MABE MEXICO, S. DE R.L. DE C.V.			278,654
SAMSUNG ELECTRONICS MEXICO			183,422
DAEWOO ELECTRONICS CORP.			154,841
MABE EXPORT S.A DE C.V.			140,411
L.G. ELECTRONICS MEXICO, S.A. DE C.V.			110,366
OTHER			108,659		3,822
SAMSUNG ELECTRONICS MEXICO S			86,230
HEWLETT PACKARD MEXICO, S.A. DE C.V.			83,253
PHILIPS MEXICANA, S.A. DE C.V.			73,247
L.G. ELECTRONICS MEXICO, S.A. DE C.V.			63,933
DAEWOO ELECTRONICS CORP.			56,910
MULTRITRADE INTERNATIONAL SA			44,440
BRIGHTSTAR DE MEXICO S.A. DE C.V.			42,658
GTW DE MEXICO S. DE R.L DE			37,999
SUMBEAM MEXICANA S.A. DE C.V.			25,534
KOBLENZ ELECTRICA, S.A. DE C.V.			25,199
SAMSUNG ELECTRONICS MEXICO S			24,607
MAYTAG COMERCIAL S DE R.L.			24,162
NOKIA MEXICO, S.A. DE C.V.			22,693
BICICLO S.A DE C.V.			21,759
SHARP ELECTRONICS CORPORATION			21,006
BRIGHSTAR DE MEXICO S.A.			21,006
SANYO FISHER COMPANY			19,267
OTHERS SUPLLIERS			18,038
SPRING AIR MEXICO S,A. DE C.V.			17,783
DISTRIBUIDORA DE BICICLETAS			13,400
CALENTADORES CINSA S.A. DE C.V.			13,364
GRUPO KUCHEN MEISTER S.A. DE C.V.			13,128
MAGISTRONI, S.A.. DE C.V.			12,341
UNICOMER S.A. DE .C.V.			12,010
BICICLETAS MERCURIO, S.A. DE C.V.			11,679
APPLICA DE MEXICO S DE RL			11,606
LATINOAMERICA					215,616

TOTAL SUPPLIERS			4,209,004	—	219,438	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

OTHER LIABILITIES

OTHER			18,475,414			162,593

OTHER CURRENT LIABILITIES AND OTHER CREDITS			18,475,414	—	—	162,593	—	—	—	—

			23,701,039	4,386,369	219,438	162,593	—	—	—	—

NOTES:

THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS								11.15
LEMPIRAS								18.90
QUETZALES								7.76
SOLES								3.28

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES
					TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
FOREIGN MONETARY POSITION	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS

TOTAL ASSETS	296,449	3,305,402	27,891	310,982	3,616,384

TOTAL LIABILITIES	6,887	76,794	27,376	305,237	382,031

SHORT-TERM LIABILITIES	6,887	76,794	27,376	305,237	382,031

LONG-TERM LIABILITIES	—	—	—	—	—

NET BALANCE	289,562	3,228,608	515	5,745	3,234,353

NOTES:

THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.15
LEMPIRAS	18.90
QUETZALES	7.76
SOLES	3.28

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)

JANUARY	5,485,879	6,987,598	1,501,719	0.62	9,333

FEBRUARY	5,438,941	6,752,227	1,313,286	0.60	7,856

MARCH	6,971,492	7,855,247	883,755	0.34	2,995

APRIL	5,810,470	8,255,250	2,444,780	0.15	3,689

MAY	5,929,182	8,780,806	2,851,624	(0.25)	(7,153)

JUNE	5,972,802	7,781,914	1,809,112	0.16	2,900

JULY	5,814,718	6,766,266	951,548	0.26	2,494

AUGUST	5,837,853	6,618,015	780,162	0.62	4,816

SEPTEMBER	5,537,739	6,172,286	634,547	0.83	5,247

OCTOBER	5,179,268	10,060,686	4,881,417	0.69	33,807

NOVEMBER	5,522,257	11,498,934	5,976,678	0.85	50,983

DECEMBER	6,121,778	16,418,158	10,296,380	0.21	21,268

RESTATEMENT			—		1,514

CAPITALIZATION			—		—

FOREIGN CORP.			—		—

OTHER			—		—

TOTAL					139,749

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

ANNEX 8

FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES

NOT APPLICABLE

CURRENT SITUATION OF FINANCIAL LIMITATIONS

NOT APPLICABLE

BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%

NOT APPLICABLE

NOTES:

THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 1000 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

COST OF
	MAIN		MAIN		PRODUCTION
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	(%)

NOT APPLICABLE

NOTES:

THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS

MARK-UP			—	5,338,609
VIDEO			2,306	4,097,858
AUDIO			1,028	2,029,099
REFRIGERATORS			548	1,504,611
WASHERS AND DRYERS			710	1,190,366
TELEPHONES			486	1,571,765
STOVES AND GRILLS			—	1,161,999
INTEREST INCOME INVESTMENTS			941	1,100,953
MATTRESSES			585	734,306
LIVING ROOM FURNITURE			174	783,047
COMPUTERS			317	744,904
OTHER			—	712,647
DINING ROOM FURNITURE			306	614,527
AIR CONDITONERS			357	368,509
BEDS AND BUNK BEDS			294	433,667
MONEY TRANSFERS			—	388,553
BYCICLES			333	367,258
SMALL APPLIANCES			1,079	256,411
EXTENDED WARRANTIES			—	187,024
SEWING MACHINES			98	135,341
ENTERTAINMENT GAMES			94	163,100
PHOTO DEVELOPING			879	56,718
BEDROOM FURNITURE			11	35,417
TABLES			44	35,233
DINING SETS			8	28,117
KITCHENS			1	11,478
CUPBOARDS			38	10,300
BOOKCASES			5	8,781
TYPEWRITING MACHINES			5	3,227
CHAIRS			2	2,620
BOX SPRING			28	2,503
BIPERS			3	1,877
MOTORBYCLES			—	1,568
FOOD				885
VACUUM CLEANERS			2	554
KITCHEN BELLS			4	544
WARDROBES			3	359
TOOLS			—	316
BUSSINESS				104
AUTOTRANSPORT				13
OTHER				2

TOTAL				24,085,170

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS

OTHER SALES				1,694,417	LATIN AMERICA
MONEY TRANSFERS				503,992	UNITED STATES
PENALTY INTEREST				25,616	LATIN AMERICA
EXTENDED WARRANTIES				5,460	LATIN AMERICA

TOTAL				2,229,485

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

ANALYSIS OF CAPITAL STOCK

FEATURES OF THE COMMON SHARES

			NUMBER OF SHARES				CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE

ONLY	2.30500	—	244,825,389		78,222,947	166,602,442	564,274

TOTAL			244,825,389	—	78,222,947	166,602,442	564,274	—

 TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :

244,825,389

 SHARES PROPORTION BY:

CPOSs:
UNITS:
ADRs:
GDRs:
ADSs:
GDSs:

REPURCHASED OWN SHARES
	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER
ONLY	5,053,768	65.94000	103.50000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

PROJECTS INFORMATION

ANNEX 13

NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14

NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION

We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

MEXICO CITY AT FEBRARY 16, 2005